INVEST IN **AQUABORNE**

Producing exotic leather from discarded fish-skins

PITCH VIDEO INVESTOR PANEL

theaquaborne.com Sacramento CA

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LEAD INVESTOR



Patrick Cole President, Armada Mercantile Ltd.

I like the fact that Aquaborne has a unique product that is proprietary and has a high barrier of entry. During my due diligence process, I found that the concept of manufacturing fish skins into exotic eco-friendly leather has not been successfully achieved on a commercial scale. Obtaining the desired startup capital from the WeFunder platform will put Aquaborne in a position to launch its business plan to meet demand in the global marketplace. I personally like how Aquaborne uses skin waste that already exists using sustainable methods to make exotic leather. From all indications, the Aquaborne management team has the commitment, creativity and competence to reach its goals and highest potential. I plan to work together with Aquaborne using

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Highlights

1. The first commercial scale eco-friendly fish tanning facility in the USA
2. No known competitors in North America in $500B industry
3. Our company is in a production ready stage
4. Proprietary eco-friendly process to convert fish-skins into high-valued leather
5. Our solution reduces the need for killing endangered species to be used in leather goods production

Our Team



Nodar Narsavidze Founder / Managing Partner

Nodar has an extensive background in the sturgeon caviar production, trading and exporting. Maintains strong relationships with aquafarms that offer access to fish-skin supply. As a former partner at AmStur has achieved two Guinness Records in Dubai.

> Our solution reduces the need for killing endangered species to be used in leather goods production. There is an abundant ongoing supply of fish skin generated from aquaculture. We own proprietary process. The U.S. and Mexico leather imports about $1.3B per year. Consumers worldwide are ready for an

environmentally friendly exotic leather.



Sergei Zharkov Co-Fonder / Business Development

Sergei brings 15 years of managerial experience in large multinational corporations. He is a business development strategist that oversees creative aspects of sales, project management and procuremet. Has a degree in Engineering Physics.



Akhmed Shadiev Chief Technologist

Mr. Shadiev is a technical expert with over 30 years of experience in the leather industry. He spent more than 19 years creating innovative solutions to processes various fish-skins into high-quality leather.

The Story of Aquaborne

The story of Aquaborne (meaning "derived from water") was inspired by the time when humans and animals once coexisted in harmony. Our ancestors used the gifts of nature by utilizing every part of an animal or fish in their lives. Nothing was wasted because the entire animal was used. At the same time nature managed to replenish its resources and men had the opportunity to enjoy them without disturbing the delicate balance.



With the development of industrialization and global trade, people increasingly began to neglect their intimate relationships with the world of flora and fauna. Responding to the frivolous demands of fashion, the black market and consumer interests on a mass scale, often only the parts that brought most value were used from the slaughtered animal (elephant tasks, shark fins, alligator skins, sturgeon caviar, etc.) The Earth's natural balance became compromised and ecosystems endangered.

Solution

Aquaborne promotes sustainable upcycling by transforming discarded fish skins derived from aquaculture into exotic leather. Our product will offer an alternative solution to traditional leather with more superior properties, that won't harm the fragile ecosystems. In fact, our product will reduce the need for killing endangered species to be used in leather goods production.

Just like our ancestors who honored the entire animal, we at Aquaborne wish to continue the practice of valuing every part of the nature given resource, also known as nose-to-tail.


01
Produce Exotic leather from discarded fish-skins
Reduce the need for killing endangered species
02
Abundant supply of fish skins
Local 100% USA Made with full traceability
03
Environmentally friendly
The first commercial scale aquatic leather manufacturer in the USA
04
Proprietary process
Versatile for many industries

Our plan

The company plans to launch its first commercial scale eco-friendly aquatic leather tannery in California, United States. We see a need to produce environmentally conscious leather using fish-skins derived from aquafarming, to provide various industries with a superior alternative to existing leather options.


Sturgeon
Carp
Salmon
Other


aquaborne
aquaborne

- Our company is in a production ready stage
- Our tanning process is fully developed and tested
- Currently, there is no known competition in North America
- There is an abundant ongoing supply of fish skin generated from aquaculture operations
- The U.S. and Mexico leather imports is about $1.3B per year combined

Advantages

Aquatic leather offers many advantages over traditional leather of sheep, cow, or pig skins. The products made from fish skin are much superior than those from most mammals due to structural properties of its fibers. It is in many times stronger than animal hides of the same structural thickness and can withstand enormous pressure. The unique patterns and rich color schemes make the skin of fish a desirable material. Fish skin is soft to touch, elastic, waterproof and durable. These types of leather properties are in high demand in the world market.


Stronger than animal hides
Odor-free
Much lighter
Unique natural patterns
Elastic
Durable

Product potential

The aquatic leather applicable in many industries and such as fashion, interior décor, automotive and marine, just to name a few. Most of the famous and luxury brands are all sourcing exotic materials for their collections and fashion shows.


Sturgeon leather
Salmon leather
Halibut leather
Interior Decor
Fashion
Accessories

Consumers worldwide are ready for an environmentally friendly exotic leather alternative. We understand that a leather producing industry needs to respond to the evolving market that demands its products to be sustainable and eco-friendly.

Forecast

Disclaimer: These projections cannot be guaranteed.


Millions of $
54.6
26.6
12.5
5.8
0.9
0.6
2.9
0.6
0.8
1.0
1.6
2.6
Year1
Year2
Year3
Year4
Year5
Year6
Expenses
Net Income
Projected EBITDA in 6 years
$103M
PROJECTIONS*
Year 1
Year 2
Year 3
Year 4
Year 5
Year 6

Fish Leather Sales	**1,689,500**	**3,678,300**	**6,949,800**	**14,419,620**	**30,020,220**	**60,106,541**
Cost of Goods Sold	91,850	201,300	394,260	854,988	1,776,736	2,827,181
Total Operation Expenses	619,098	604,439	784,258	1,098,900	1,657,546	2,629,858
EBITDA	**978,552**	**2,872,562**	**5,771,282**	**12,465,732**	**26,585,939**	**54,649,502**

* Disclaimer: these projections cannot be guaranteed.

Aquaborne offers an opportunity to generate annual distribution income by investing in our business model to sell aquatic leather worldwide.

Lab Tested


University of Cincinnati
Leather Research Laboratory
Aquaborne LLC
Sturgeon Leather
Evaluation of Extracted Metals
Established relationship
with leather manufacturer in Los Angeles that is capable to produce large volumes of finished products.
1
2
3
Our tanning process is fully developed and tested
The lab-test showed the absence of Chromium 6 and other heavy metals in our leather.
The company is in a production ready stage
Currently working on fish-skin supply contracts

On Aug, 21, 2020 the company received lab analysis results from the University of Cincinnati Leather Research Laboratory (report # 28843R1) which confirmed the absence of any trace of Chromium 6 and other heavy metals in our sturgeon leather.

Team


Nodar
Founder / Managing Partner
Has an extensive background in the Sturgeon caviar production, trading and exporting. Strong relationships with aquaculture farms and fisheries. Founder of AmStur brand, achieving two Guinness World Records in Dubai, UAE.
Sergei
Co-Fonder / Business Development
Has 15 years of experience in managing the development of large-scale industrial projects, advertising campaigns, and digital marketing.
Akhmed
Chief Technologist
Has more that 19 years' experience with fish-leather products, creating innovative processes to treat various aquatic skins.

THANK YOU!